Citigroup Global Markets Ltd
CIK ID :0001012467
NFA ID ; 291281

Please note that the submission of the SBSE – A/A Application Updates for April 2023 have been made on Principal Updates noted below;

- Added Peter Henry (approved) and Francisco Tobias Marin (pending) as Principals.

Please note – we have just started the process for Evelin Ducsai which has created a NFA Id and is listed as principal (pending) on the NFA portal, but I have not yet added onto to Edgar as she is not a CGML Director until she is approved by the Financial Conduct Authority (FCA) UK regulator.

Francisco is still pending NFA approval as they are awaiting his fingerprints but have included him as he is a CGML director.

A further application(s) will be submitted when Francisco and Evelin are approved.